As filed with the Securities and Exchange Commission on March 6, 2002
                       Registration Statement No. 33-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  FRED'S, INC.
             (Exact name of registrant as specified in its charter)

                                    TENNESSEE
                          (State or other jurisdiction
                        of incorporation or organization)

                                   62-0634010
                                  (IRS Employer
                               Identification No.)

                              4300 New Getwell Road
                            Memphis, Tennessee 38118
                                 (901) 365-8880
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                                Michael J. Hayes
                             Chief Executive Officer
                                  Fred's, Inc.
                              4300 New Getwell Road
                            Memphis, Tennessee 38118
                                 (901) 365-8880
                     (Name, address, including zip code, and
                        telephone number, including area
                          code, of agent for service of
                                    process)

                                   Copies to:

                             Samuel D. Chafetz, Esq.
                    BAKER, DONELSON, BEARMAN & CALDWELL, P.C.
                            First Tennessee Building
                                   Suite 2000
                            Memphis, Tennessee 38103
                                 (901) 526-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                             Proposed              Proposed
                           Amount            Maximum               Maximum                Amount of
Title of shares            to be             Aggregate Price       Aggregate              registration
to be registered           registered        per unit(1)           offering price(1)      Fee
Class A
Common Stock,
no par value               500,000           $31.325               $15,662,500            $1440.95

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the proposed maximum offering price per share is the average of the high and low price on February 28, 2002 as quoted on the Yahoo Financial web page.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED _____ __, 2002

                                   PROSPECTUS

                                  Fred's, Inc.
                              Class A Common Stock
                                 (no par value)

                                 500,000 Shares

     The 500,000 shares of our Class A Common Stock described in this Prospectus will be offered for sale from time to time. The Common Stock offered may (i) be sold by us in the public market, in which case, we will receive all proceeds from any sale of Common Stock, (ii) be used as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business and then be resold by the providers of such assets, goods or services, or (iii) be issued pursuant to the conversion of preferred stock in accordance with our Charter. Alternatively, the Common Stock may be offered to or through broker-dealers or underwriters who may act solely as agents, or who may acquire Common Stock as principals. The distribution of the Common Stock being offered may be effected in one or more transactions that may take place through the NASDAQ National Market System, including block trades or ordinary broker's transactions, through privately negotiated transactions, through an underwritten public offering or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We may pay usual and customary or specifically negotiated brokerage fees or commissions in connection with sales of the Common Stock. See "Plan of Distribution." We will pay all expenses (other than commissions or discounts of underwriters, broker-dealers or agents, broker fees, state and local transfer taxes and fees and expenses of counsel or other advisers to the purchasers) in connection with the registration of the Common Stock being offered.

     Our Common Stock is traded on the NASDAQ National Market under the symbol "FRED". On March 7, 2002, 2002 the closing price for the Common Stock as quoted on NASDAQ National Market was $30.91.

     To the extent required, certain other information relating to the terms of each sale of the Common Stock offered pursuant to this Prospectus, including the applicable public offering price, the names of any underwriters, broker-dealers or agents, the compensation, if any, of such underwriters, broker-dealers or agents and any other terms will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds from the sale of Common Stock offered by Fred's will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution borne by us.

     Broker-dealers, underwriters or agents that participate in the distribution of the Common Stock may be deemed to be underwriters under the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the Common Stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OF ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   The date of this Prospectus is ____, 2002.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH AN OFFER MADE BY THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT; YOU MUST NOT RELY UPON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY FRED'S, INC.OR ANY, UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the Public Reference Room maintained by the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

     Our Common Stock is listed on the NASDAQ National Market System. Reports, proxy and information statements, and other information concerning Fred's can be inspected at the offices of the NASDAQ Stock Market, Inc., at 1735 K Street NW, Washington, D.C. 20006-1500.

     We have filed with the Commission a registration statement on Form S-3, together with all amendments and exhibits thereto, under the Securities Act covering the shares of Common Stock offered hereby. As permitted by the SEC, this Prospectus does not contain all of the information set forth in the Registration Statement. Copies of the Registration Statement are available from the Commission as set forth above.

                       DOCUMENTS INCORPORATED BY REFERENCE

     We hereby incorporate by reference in this Prospectus our:

     * Annual Report on Form 10-K, excluding financial statements for the fiscal year ended February 3, 2001;

     * Our Quarterly Reports on Form 10-Q for the quarterly periods ended May 5, 2001, August 4, 2001 and November 3, 2001, and our Quarterly Report on Form 10-Q/A for the quarterly period ended August 4, 2001; and

     * Our Current Reports on Form 8-K on March 29, 2001, June 5, 2001 as amended, September 6, 2001 and March 6, 2002; and

     * Our Financial Statements included in the Pre-Effective Amendment No. 2 to Fred's Registration Statement on Form S-3 (Registration Number 333-68478) filed with the Securities Exchange Commission on September 20, 2002.

     * The description of our Common Stock contained in the Registration Statement on Form 10 filed with the Securities and Exchange Commission on May 15, 1991 as updated by the description of our preferred stock purchase rights in the Registration Statement on Form 8-A relating filed on October 21, 1998.

     We also incorporate by reference any reports that we will file with the SEC pursuant to Section 13(a) 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Prospectus but before all of the common stock offered by this Prospectus has been sold. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         We will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated by reference unless such exhibits are themselves specifically incorporated by reference). Please direct such requests to Charles S. Vail, Secretary, Fred's, Inc., 4300 New Getwell Road, Memphis, Tennessee, 38118, telephone number (901) 365-8880.


                                   THE COMPANY

     Fred's, Inc., founded in 1947, operates 379 discount general merchandise stores, including 26 franchised Fred's stores, in 11 states primarily in the southeastern United States. 202 of our stores have full service pharmacies. Our stores offer the convenience of a small-format discount retailer or drug store, but typically offer a broader selection of merchandise.

     Our stores stock over 12,000 frequently purchased items which address the everyday needs of our customers, including household goods, apparel, health and beauty aids, food, tobacco and cleaning supplies. In addition to nationally recognized brand name products, our merchandise includes private label products and, to a lesser extent, opportunistic buys. At an average of approximately 15,000 square feet, our stores are smaller than those of a mass merchant (typically over 100,000 square feet), but larger than a small-format discount or dollar store (typically under 10,000 square feet). We believe our customers shop at Fred's stores for our convenient locations, merchandise assortment, competitive prices and advertised promotions.

     Our principal executive office is located at 4300 New Getwell Road, Memphis, Tennessee, 38118 telephone (901) 365-8880. Our web site is located at http://www.fredsinc.com. "Fred's" is also used to refer to all of the wholly owned subsidiaries of Fred's, Inc.


                                  RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this Prospectus and any applicable Prospectus Supplement, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of the common stock could decline, and you might lose all or part of your investment.

* We may not be able to successfully execute our expansion plan.

     The growth of our net sales and earnings will depend in part on our ability to expand our operations through the opening of new stores in existing and new markets and to operate those stores profitably. We have grown rapidly primarily through opening new stores, some of which include a pharmacy. We may not be able to open all of the stores contemplated by our growth strategy, and new stores that we open may not be profitable. A significant growth area for us has been our pharmacy business. Our primary mechanism for adding new pharmacies is through the acquisition of prescription files from independent pharmacies. The availability of pharmacy file acquisition candidates in our targeted expansion areas may be limited and will depend on a variety of factors.

     Our operating complexity and management responsibilities have increased, and will continue to increase, as we grow. Our growth also requires that we continue to expand and improve our operating and financial systems and to expand, train and manage our employee base. In addition, as we continue to open or acquire new stores, we may be unable to hire a sufficient number of qualified store personnel or successfully integrate the stores into our business.

     Our expansion prospects also depend on a number of other factors, many of which are out of our control, including, among other things:

     * general and local economic conditions;

     * acceptance of the Fred's concept in particular markets; competition;

     * consumer preferences;

     * financing and working capital requirements;

     * our ability to provide adequate distribution capabilities as well as the costs and risks associated with the potential need to construct additional distribution facilities to support growth;

     * our ability to negotiate store leases on favorable terms;

     * our ability to improve costs and timing associated with opening new locations; and

     * availability of quantities of close out or special situation products.

     Failure to realize these growth plans could be detrimental to our goals of increasing market share and increasing same store revenues. Additionally, we cannot assure you that our newly opened stores will not adversely affect the revenues and profitability of our existing stores.

* We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

     Our success depends to a large extent on the continued service of our executive management team. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

     In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Recently, competition for qualified pharmacists and other pharmacy professionals has been especially strong. Although we generally have been able to meet our staffing requirements in the past, our inability to do so in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer care.

* We may not be able to achieve comparable store sales gains in the future.

     A variety of factors affect our comparable store sales results, including:

     * economic conditions;

     * the retail sales environment;

     * the availability and cost of credit from vendors;

     * the results of our merchandising strategies;

     * the success of our marketing and promotional programs; and

     * our ability to otherwise execute our business strategy.

     There can be no assurance that we will continue to achieve comparable store sales gains. Our comparable store sales results could cause the price of our common stock to fluctuate substantially.

We face significant competition in our markets.

     We operate in highly competitive markets. In our markets, we compete against national, regional and local discount or dollar store retailers, chain drug stores, supermarkets, combination food and drug stores, discount general merchandise stores, mass merchandisers, independent drug stores and local merchants. In addition, other chain stores may enter our markets and become significant competitors in the future. Many of our competitors have greater financial resources than we do. Economic pressures on or bankruptcies of vendors or competitors could result in increased pricing pressures. This competition could adversely affect our results of operations and financial condition in the future. In addition to competition from the discount retail and drug store chains, our pharmacy business also competes with hospitals, health maintenance organizations, mail order and internet-based prescription drug providers. Our stores compete, among other things, on the basis of convenience of location and store layout, product mix and selection, customer convenience and price.

* We require a significant amount of cash flow from operations and third party financing to expand our business in accordance with our growth strategy and to fund our other liquidity needs.

     We cannot assure you that we will be able to generate sufficient cash flow from operations or that future borrowings will be available to us under our existing credit agreement in an amount adequate to grow our business as currently planned and to fund our other liquidity needs. We spent approximately $17.4 million in fiscal 2001 on capital expenditures, primarily for new and replacement stores, and, in addition, we spent approximately $1.6 million in fiscal 2001 for lease and pharmacy customer file acquisition costs. We also require working capital to support inventory for our existing stores. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans. Also, our results would be adversely affected if interest rates increase from present levels.

* We would be materially and adversely affected if our distribution center is shut down.

     We operate an approximately 850,000 square foot centralized distribution center in Memphis, Tennessee. Approximately 60% of the merchandise received by our stores in fiscal 2001 was shipped through the distribution center, with the remainder (primarily pharmaceuticals, certain snack food items, greeting cards, beverages and tobacco products) being shipped directly to the stores by suppliers. If our distribution center is shut down for any reason, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center. We maintain business interruption insurance to protect us from the costs relating to matters such as a shutdown, but we cannot assure you that our insurance will be sufficient, or that the insurance proceeds will be timely paid to us, in the event of a shutdown.

* Our operations are subject to trends in the healthcare industry.

     Pharmacy sales represent a significant and growing percentage of our total sales. Pharmacy sales accounted for 33.9% of our net sales for fiscal 2001. Revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. Pharmacy sales generally have not only lower margins than general merchandise sales, but are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third-party payors, which collectively we call third-party plans, become more prevalent in our market area and as these plans continue to seek cost containment. A growing percentage of our prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Pharmacy sales to persons covered by third-party plans accounted for 83% of our total pharmacy sales for fiscal 2000 and 84% of our total pharmacy sales for fiscal 2001. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically reimburse us at lower rates than those on non third-party prescriptions. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in the future. Also, any substantial delays in reimbursement, or significant reduction in coverage or payment rates from third-party plans can have a material adverse effect on our business.

     Healthcare reform initiatives of federal and state governments may also affect our revenues from prescription drug sales. These initiatives (at both the federal and state levels) include:

     * changes in programs providing for reimbursement for the cost of prescription drugs by third-party plans;

     * proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs; and

     * regulatory changes relating to the approval process for prescription drugs.

     These initiatives could lead to the enactment of federal and state regulations that could adversely impact our prescription drug sales and, accordingly, our results of operations. Various proposals relating to federal prescription drug payment legislation or regulation are currently being considered which would likely have the effect of lowering the payment or reimbursement received by pharmacies from purchases made by persons covered by the program.

* Our operations are subject to federal and state laws and regulations and potential liabilities, which could adversely impact our business if changed.

     Our business is subject to various federal and state regulations. For example, we are subject to federal, state and local licensing and registration regulations relating to, among other things, our pharmacy operations. Violations of any of these regulations could result in various penalties, including suspension or revocation of our licenses or registrations or monetary fines. We are also subject to federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant. Our pharmacists also may have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Additionally, we are subject to federal Drug Enforcement Agency and state regulations relating to our pharmacy operations, including purchasing, storing and dispensing of controlled substances. We are also subject to various laws and regulations relating to food, over the counter medications and other products sold by us, including products sold by us on a private label basis. Failure to comply with such laws or regulations or sales of products that are defective or result in injury to people or property could adversely affect our business or profitability. Laws governing our employee relations, including minimum wage requirements, overtime and working conditions also impact our business. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could significantly increase our cost of operations, which could adversely affect our level of profitability.

* We depend on our major suppliers for merchandise.

     Our business is dependent upon our ability to purchase brand name and other merchandise at competitive prices. A loss of one or more key suppliers in certain product categories could have a material adverse effect on our business. Although our relations with key suppliers are currently satisfactory and we have adequate sources of brand name and other merchandise at competitive prices, there can be no assurance that we will be able to acquire such merchandise at comparable prices or on comparable terms in the future.

     Also, we currently operate under a purchase and supply contract with one supplier as our primary wholesaler to provide substantially all of our prescription drugs. During fiscal 2001, approximately 95% of our total prescription drug purchases were made from this primary pharmaceutical wholesaler. Although there are alternative wholesalers that supply pharmaceutical products, any unplanned loss of this supplier could have a short-term gross margin impact on our business until an alternative wholesaler arrangement could be implemented.

* An increase in the cost or a disruption in the flow of our imported goods may decrease our sales and profits.

     We rely on imported goods to sell in our stores. Merchandise imported directly from overseas manufacturers and agents accounts for a portion of our total purchases. In addition, we believe that a small portion of our goods purchased from domestic vendors is imported. East Asia is the source of a substantial majority of our imports. Imported goods are generally less expensive than domestic goods and contribute significantly to our favorable profit margins. A disruption in the flow of our imported merchandise or an increase in the cost of those goods may decrease our sales and profits.

     If imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands.
Products from alternative sources may also be of lesser quality and more expensive than those we currently import. Risks associated with our use of imported goods include disruptions in the flow of imported goods because of factors such as raw material shortages, work stoppages, strikes and political unrest; problems with oceanic shipping, including shipping container shortages; economic crises and international disputes; and increases in the cost of purchasing or shipping foreign merchandise resulting from failure of the United States to maintain normal trade relations with source countries; import duties, import quotas and other trade sanctions; and increases in shipping rates imposed by the trans-Pacific shipping cartel.

     Our business is affected by general economic conditions and fluctuations in consumer confidence and spending. General economic conditions and consumer confidence and spending can decline as a result of numerous factors outside of our control such as terrorist attacks, acts of war and natural disasters. For example, the terrorist attacks occurring in New York, Washington, D.C. and Pennsylvania on September 11, 2001, have had, and we expect will continue for some time to have a negative effect on the United States economy. While the precise effects of these events on our industry and business are difficult to determine, it is possible that they may have an adverse effect on our operating and financial performance.

* Shares eligible for public sale after this offering could adversely affect our stock price.

     Sales of a substantial number of shares of our Common Stock into the public market could adversely affect the market price of our Common Stock and could impair our ability to raise capital in the future through an offering of our equity securities. Upon completion of this offering, 25,367,944 shares of our Common Stock will be outstanding and 917,205 shares of our Common Stock will be reserved for issuance upon exercise of any options to be granted under the Incentive Stock Option Plan. Although the 500,000 shares of Common Stock to be sold in this offering expected are to be sold only as opportunities and needs arise over time, from a regulatory viewpoint the shares will be immediately eligible for sale in the public market without restriction after completion of this offering, except shares purchased by an "affiliate," as that term is defined under the rules and regulations of the Securities Act of 1933, as amended.

* Our stock price may be volatile and could decline substantially.

     The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

     * operating results failing to meet the expectations of securities analysts or investors in any quarter;

     * downward revisions in securities analysts' estimates;

     * material announcements by us or our competitors; and

     * the other risk factors recited in this prospectus.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

* Our quarterly operating results will fluctuate due to seasonality and other factors, and variation in quarterly results could cause the price of our common stock to decline.

     Our business is seasonal. Historically, the highest volume of sales, working capital requirements and net income occurs during the fourth fiscal quarter and the lowest volume occurs during the second fiscal quarter. We expect to continue to experience fluctuations in our net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on our annual results of operations. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors including:

     * the timing of new store openings;

     * net sales contributed by new stores;

     * increases or decreases in comparable store sales;

     * timing of certain holidays;

     * changes in our merchandise, general economic, industry and weather conditions that affect consumer spending; and

     * actions of our competitors.

* Provisions in our shareholder rights plan might deter acquisition bids for us.

     On October 12, 1998, we adopted a Shareholders Rights Plan granting a dividend of one preferred share purchase right for each common share outstanding. Each share purchase right represents the right to purchase one-hundredth of a share of preferred stock at a preset price to be exercised when any individual, firm, corporation or other entity, including their affiliates or associates, acquires 15% or more of the common stock then outstanding. The share purchase rights are not exercisable by the person who acquires 15% or more of our common stock and would dilute the interests of an acquirer at the time of exercise. The purpose of the Shareholders Rights Plan is to cause prospective acquirers to approach our Board of Directors before attempting to obtain control of Fred's. The potential for dilution as a result of the exercise of rights may deter otherwise interested parties from making acquisition bids.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Statements, other than those based on historical facts that we expect or anticipate may occur in the future are forward-looking statements which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. Our ability to achieve such results is subject to certain risks and uncertainties, including:

     * economic and weather conditions which affect buying patterns of our customers;

     * changes in consumer spending and our ability to anticipate buying patterns and implement appropriate inventory strategies;

     * continued availability of capital and financing;

     * competitive factors;

     * changes in reimbursement practices for pharmaceuticals;

     * governmental regulation; and
     * other factors affecting business beyond our control.

     Consequently, all of the forward-looking statements are qualified by these cautionary statements and there can be no assurance that the results or developments anticipated by us will be realized or that they will have the expected effects on our business or operations. Actual results, performance or achievements can differ materially from results suggested by these forward-looking statements because of a variety of factors including those described in the section of this prospectus entitled "Risk Factors" beginning on page 4. We undertake no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

                                 USE OF PROCEEDS

     We will use any cash from the sale of Common Stock to expand or improve our current business through purchasing additional or improving existing facilities or capacity, or obtaining goods or services for use or sale in the conduct of our business.

                             Selected Financial Data
                (dollars in thousands, except per share amounts)

The statement of operations data for the five years ended February 3, 2001 have been derived from the audited consolidated financial statements. This data has been adjusted for the 5-for-4 stock split effected on June 18, 2001 and the 3-for-2 stock split effected on February 1, 2002.

                                            2000(1)      1999      1998(2)      1997         1996
Statement of Income Data:
Net sales                                  $781,249   $665,777     $600,902    $492,236      $418,297
Operating income                             25,720     18,943       14,711      15,511      6,779(3)
Income before income taxes                   22,494     16,439       13,605      15,660         6,508
Provision for income taxes                    7,645      5,737        4,775       5,873           702
Net income                                   14,849     10,702        8,830       9,787         5,806
Net income per share: (4)
     Basic                                      .66        .48          .40         .45           .27
     Diluted                                    .65        .47          .39         .44           .27

Selected Operating Data:
Operating income as a percentage
     of sales                                  3.3%       2.9%         2.4%        3.2%         1.6%3
Increase in comparable
     store sales(5)                           9.2%6       5.2%         5.6%        8.3%          2.2%
Stores open at end of period                    320        293          283         261           213

Balance Sheet Data (at period end):
Total assets                               $254,795   $240,240     $220,757    $195,407      $161,148
Short-term debt
     (including capital leases)               2,678     30,736       11,914         214         1,641
Long-term debt
     (including capital leases)              31,705     11,761       11,821       1,368           138
Shareholders' equity                        159,687    145,913      136,983     129,359       119,579


(1)  Results for 2000 include 53 weeks.
(2) Results for 1998 include the effect of the 1998 adoption of LIFO for pharmacy inventories.
(3)  After $3,289 of restructuring and other charges.
(4) Adjusted for the 5-for-4 stock split effected on June 18, 2001 and the 3-for-2 stock split effected on February 1, 2002.
(5) A store is first included in the comparable store sales calculation after the end of the twelfth month following the store's grand opening month.
(6) The increase in comparable store sales for 2000 is computed on the same 53-week period for 1999.

                              PLAN OF DISTRIBUTION

     The Shares offered hereunder may be sold from time to time by Fred's or by those who have received shares of Common Stock in consideration for assets, goods, services or upon conversion of Fred's convertible preferred stock acquired by Fred's. Such sales may be made on NASDAQ, in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold to or through one or more broker-dealers, acting as agent or principal, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions in the public market or may be used by Fred's as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of the Company's business and then resold by the providers thereof, or by persons who received shares upon conversion of Fred's convertible preferred stock.

     At the time we make a particular offer of shares of Common Stock, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from Fred's, any discounts, commissions and other items constituting compensation from Fred's and any discounts, commissions or concessions allowed or re-allowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the registration statement of which this Prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the Shares.

     Any or all of the sales or other transactions involving the shares described above, whether effected by Fred's, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We will pay the registration and professional fees, and printing costs associated with this registration statement.

                                  LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, PC, Memphis, Tennessee.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Registration Statement on Form S-3 (Registration No. 333-68478) filed on September 20, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Fee               $   1,441
Accountants' Fees                                    $  15,000
Legal Fees and Expenses                              $   8,000
Miscellaneous                                        $   2,000
                                                      --------
TOTAL                                                $  26,441


Item 15. Indemnification of Directors and Officers.

     The Tennessee Business Corporation Act permits a corporation to indemnify a director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) if such person shall have acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matters as to which such director or officer shall have been adjudged to have breached his duty to the corporation.

     The Charter of Fred's, Inc. provides in Article Seven that Fred's shall indemnify its directors to the full extent authorized or permitted by the Tennessee Business Corporation Act. Paragraphs 53 through 57 of the Fred's, Inc.'s By-laws extend such indemnification to directors and to officers of the company, explicates certain mechanics of determinations to be made in connection with any requests for indemnification, provides for advances of expenses, certain notices to shareholders, and the non-exclusivity of those provisions.

     Fred's, Inc. and its directors entered into an agreement in 1989 in connection with the settlements of a legal proceeding, which contains indemnification provisions similar to those contained in the Charter and By-laws, but which sets forth with greater particularity matters in which separate counsel for an indemnified party must be selected, the conditions under which expenses may be paid in advance, and limitations on settlement of actions subject to indemnification.

Item 16. Exhibits.

3.1 -- Articles of Amendment to the Charter of Fred's, Inc. filed with the Secretary of State of Tennessee on February, 21 2002

5.1  -- Opinion of Baker Donelson Bearman & Caldwell, PC

23.1 -- Consent of Baker  Donelson  Bearman & Caldwell,  PC (included in Exhibit
        5.1)

23.2 -- Consent of PricewaterhouseCoopers LLP

24.1 -- Powers of Attorney (included in Part II)

Item 17. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on March 6, 2002.

FRED'S, INC.

By: /s/ Michael J. Hayes
------------------------
Michael J. Hayes,
Chief Executive Officer


By: /s/ Jerry A. Shore
----------------------
Jerry A. Shore,
Executive Vice President and
Chief Financial Officer
(Principal Accounting and
Financial Office)


/s/ John D. Reier                           President and Director
-----------------
John D. Reier


/s/ John R. Eisenman                        Director
--------------------
John R. Eisenman


/s/ Roger T. Knox                           Director
-----------------
Roger T. Knox


/s/ Thomas H. Tashjian                      Director
----------------------
Thomas H. Tashjian

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Fred's, Inc., a Tennessee corporation, hereby constitutes and appoints Michael J. Hayes and Charles S. Vail, and each of them, his true and lawful attorney-in-fact, for him and in his name, place and stead in any and all capacities to sign each Amendment to this Registration Statement, and to file this Registration Statement and each Amendment so signed with all exhibits thereto and any and all documents in connection therewith with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons on March 6, 2002.

Signature                                   Title
---------                                   -----

/s/ Michael J. Hayes                        Director, Managing Director,
--------------------                        Chief Executive Officer
Michael J. Hayes


/s/ John D. Reier                           President and Director
-----------------
John D. Reier


/s/ John R. Eisenman                        Director
--------------------
John R. Eisenman


/s/ Roger T. Knox                           Director
-----------------
Roger T. Knox


/s/ Thomas H. Tashjian                      Director
----------------------
Thomas H. Tashjian

Exhibit 3.1
                              ARTICLES OF AMENDMENT
                                TO THE CHARTER OF
                                  FRED'S, INC.

     Pursuant to the provisions of Section 48-16-102 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Charter:

1.   The name of the Corporation is FRED'S, INC.
2. The text of the amendment is as follows: Paragraph 1 of Section F of Article Fourth of the Charter is deleted in its entirety, and the following is substituted in its place: 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred" (the "Series A Preferred") and the number of shares constituting such series shall be 224,594.
3. This amendment was duly adopted by the board of directors on January 14, 2002.


Dated this 23rd day of January 2002 FRED'S INC.


         By: /s/ Charles S. Vail
             -------------------
             Charles S. Vail, Secretary

Exhibit 5.1
Letterhead of Baker, Donelson, Bearman & Caldwell, PC







March 6, 2002


Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

Re: Registration Statement on Form S-3, 500,000 shares of Class A Common Stock

Gentlemen:

     In connection with the registration of 500,000 shares of Class A Common Stock, no par value per share ("Common Stock") of Fred's, Inc., a Tennessee corporation (the "Company"), under the Securities Act of 1933, as amended (the "Act"), on Form S-3 to be filed with the Securities and Exchange Commission on the date hereof (the "Registration Statement"), and the offering of such Common Stock as described in the Registration Statement, you have requested our opinion with respect to the matters set forth below.

     In connection with this opinion, we have relied, among other things, upon our examination of the records of the Company and certificates of officers of the Company and of public officials as we have deemed appropriate.

     Subject to the following and the other matters set forth herein, it is our opinion that as of the date hereof:

     1. Company is duly organized and validly existing under the laws of the state of Tennessee; and

     2. The shares of Common Stock registered pursuant to the Registration Statement when issued will have been duly authorized and will be validly issued, fully paid and nonassessable.

     We do not purport to cover herein the application of the securities laws of various states to sale of the Common Stock.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to reference to us under the related to "Legal Matters" in the Registration Statement.

Very truly yours,

Baker, Donelson, Bearman & Caldwell, PC

Exhibit 23.2
Consent of Independent Accountants


We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 4, 2001, except for Note 12, as to which the date is June 18, 2001, relating to the financial statements of Fred's, Inc. which appear in Fred's Inc. Form S-3 (Registration No. 333-68478). We also consent to the incorporation by reference of our report dated April 4, 2001 relating to the financial statement schedule, which appears in the Fred's, Inc. Annual Report on Form 10-K for the year ended February 3, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement

PricewaterhouseCoopers LLP
Memphis, Tennessee
March 6, 2002